Novartis AG Postfach 4002 Basel Switzerland

June 22, 2012

Mr. Joel Parker

Accounting Branch Chief

US Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:	Novartis AG
Form 20-F for Fiscal Year Ended December 31, 2011
Filed January 25, 2012
File No. 001-15024

Dear Mr. Parker:

This is in reply to your letter addressed to Jonathan Symonds, our Chief Financial Officer, dated June 8, 2012, which was in response to our May 10, 2012 letter. For ease of reference, we set forth your comments below, followed by our responses.

Item 5. Operating and Financial Review and Prospects

Item 5.A Operating Results

Factors Affecting Results of Operations

Patent Expirations, Generic Competition Pressure the Industry, page 89

SEC request:

1.                                      Please refer to your response to comment one. Your response does not appear to address the second part of our original comment to include the factors that would impact the magnitude of the negative impact in your disclosure. Please provide us proposed disclosure to be included in future periodic reports that explains the factors that could change the estimate of the impact that the loss of exclusivity will have on results of operations.

Novartis response:

In addition to providing the information described in our May 10, 2012 letter regarding the potential impact of the loss of exclusivity of key Group products on Group operating income, in response to your further comment, and in order to assist investors, commencing with the filing of our 2012 Form 20-F we will provide information regarding factors, if any, that could materially impact the magnitude of the potential impact so disclosed.  Such factors would be difficult to formulate in advance, and could be expected to vary by product.  However, depending on the product that will be exposed to loss of exclusivity, such factors could include:

•             The number of generic competitor products approved

•             The ease of manufacture of the product

•             The geographies in which generic competitor products are approved and the comparative profitability of branded pharmaceutical products in such geographies, and the strength of the market for generic pharmaceutical products in such geographies

•             The time of year at which such exclusivity would be lost

•             Regarding biologic pharmaceutical products, the ease of manufacture of such products, and the impact of the regulatory scheme for biosimilar products in the markets in which patent protection has been lost

•             Any unusual factors regarding a particular product which might impact the acceptance of a generic version of the product

Notes to the consolidated financial statements

15. Trade receivables, page F-48

SEC request:

2.                                      Please refer to your response to comment three. We believe disclosure of the information in your response would be useful to readers of your financial statements and should be made. Please confirm that, starting with your 2012 Form 20-F, you will disclose the total due, the amount past due for more than a year and the provision for Greece, Italy, Spain and Portugal separately. In addition, please confirm that you will disclose that substantially all of the trade receivables are due directly from local governments or from government-funded entities.

Novartis response:

In response to your further comment, and in order to assist investors, commencing with the filing of our 2012 Form 20-F, if the amounts past due for more than a year at December 31, 2012 are considered to be significant, we will provide the requested information with respect to Italy and Spain. These amounts appear likely to be significant as of today. We will further disclose that substantially all of the trade receivables from such countries are due directly from local governments or from government-funded entities.  During the course of preparing our 2012 Form 20-F, we will also review the status of our receivables with respect to Portugal and Greece, and will make a similar disclosure with regard to one or both of those countries if we consider our exposure to be significant. In addition, in the event that the uncertainties with respect to Europe remain substantially unresolved at year-end, we will enhance our risk disclosures in this regard.

*       *       *

The Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that this letter responds to the issues raised in your comment letter.  If you have additional questions, please do not hesitate to contact us.

Respectfully submitted,

Novartis AG

/s/ JONATHAN SYMONDS	/s/ FELIX R. EHRAT
Jonathan Symonds	Felix R. Ehrat
Chief Financial Officer	General Counsel
Novartis Group	Novartis Group